EXHIBIT 17.1

Dear Chairman Mr. Li Shaoming and CBP Board,

Due to the fact that the Company failed to renew the D&O insurance policy, the liability risks of public companies make it impossible for me to continue to serve on the Board and as the audit committee chairman of China Botanic Pharmaceuticals, Inc.(CBP). I hereby resign  the position  as the independent director and audit committee chairman of CBP, effective immediately as of today December 24, 2012 (U.S. time). The Company is required to file an 8K advising SEC  the change (departure) of its director within four business days . Please consult with the Company legal counsel about the 8K filing with SEC and also the notification of NYSE.

Sincerely,

Zack Pan